JANUS HENDERSON DISTRIBUTORS US LLC
(SEC I.D. No. 8-43810)
(A Wholly-Owned Subsidiary of Janus Henderson Investors US LLC)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under
the Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT.



**Report of Independent Registered Public Accounting Firm**

To the Managing Member of Janus Henderson Distributors US LLC

### *Opinion on the Financial Statement – Statement of Financial Condition*

We have audited the accompanying statement of financial condition of Janus Henderson Distributors US LLC (the "Company") as of December 31, 2022, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

### *Basis for Opinion*

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*PricewaterhouseCoopers LLP*

Denver, Colorado
February 28, 2023

We have served as the Company's auditor since 2017.

PricewaterhouseCoopers LLP, 1900 Sixteenth Street, Suite 1600, Denver, CO 80202
T: (720) 931 7000,  www.pwc.com/us

# JANUS HENDERSON DISTRIBUTORS US LLC
## STATEMENT OF FINANCIAL CONDITION
### (in thousands)

|  |  | December 31, 2022 |
| --- | --- | --- |
| **ASSETS** | | |
| **Current assets:** | | |
| Cash and cash equivalents | $ | 15,248 |
| Accounts receivable | | 7,554 |
| Deferred commissions | | 1,252 |
| Prepaid expenses | | 324 |
| Total current assets | | 24,378 |
| Total assets | $ | 24,378 |
| | | |
| **LIABILITIES AND MEMBER'S CAPITAL** | | |
| **Liabilities:** | | |
| Accounts payable and other accrued liabilities | $ | 6,643 |
| **Member's capital:** | $ | 17,735 |
| Total liabilities and member's capital | $ | 24,378 |

See accompanying notes to Statement of Financial Condition.

# JANUS HENDERSON DISTRIBUTORS US LLC

## NOTES TO STATEMENT OF FINANCIAL CONDITION (in thousands)

1. **DESCRIPTION OF BUSINESS**

Janus Henderson Distributors US LLC (the "Company"), formerly named Janus Distributors LLC, is a wholly-owned subsidiary of Janus Henderson Investors US LLC, formerly named Janus Capital Management LLC, whose ultimate parent is Janus Henderson Group plc ("JHG" or "the Group"). The Company is a limited purpose broker-dealer registered with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. The Company is the agent for the sale and distribution of shares of certain investment companies (hereafter referred to as "mutual funds") which are directly advised or serviced by Janus Henderson Investors US LLC and its consolidated subsidiaries. The Company also provides advice and marketing services to issuers of exchange-traded notes ("ETNs") and facilitates the distribution of certain commingled funds.

JHG incurs expenses on behalf of the Company which are allocated to the Company using an expense allocation methodology. Therefore, the Statement of Financial Condition presented could be materially different if the Company were a stand-alone entity.

2. **SIGNIFICANT ACCOUNTING POLICIES**

***Basis of Presentation and Accounting Estimates*** – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates and the differences could be material.

All amounts disclosed within the Notes to Statement of Financial Condition are presented in thousands.

***Cash Equivalents*** – The Company considers short-term liquid investments with an initial maturity date of three months or less when purchased, including investments in money market funds, to be cash equivalents.

***Deferred Commissions*** – Deferred commissions are commissions paid to financial intermediaries on sales of Janus Investment Fund Class C shares and certain sales of Class A shares. Contingent deferred sales charges received by the Company from the redemption of Class A shares and Class C shares within one year of purchase reduce the unamortized deferred commissions. Deferred commissions on outstanding shares are amortized over one year or when the shares are redeemed, if earlier.

Management periodically tests the deferred sales commission asset for impairment by reviewing changes in value of the related shares, the relevant market conditions and other events and circumstances that may indicate the carrying amount of the asset may not be recoverable. To test for recoverability, management compares the carrying value to the estimated undiscounted cash flows expected to be generated by the asset over its remaining life, which is up to one year. If the carrying value exceeds fair value, the asset will be deemed impaired and a loss will be recorded in the amount

by which the carrying value of the asset exceeds its fair value. For the year ended December 31, 2022, no impairment charges were recorded.

*Income Taxes* – No provision for income taxes has been included in the Statement of Financial Condition. The Company is a single member limited liability company and is treated as a disregarded entity of JHG for federal and state income tax purposes. Any income tax liabilities or assets that result from the operations of the Company are reflected in the financial statements of JHG. There is no formal tax-sharing arrangement that exists with Janus Henderson Investors US LLC or JHG.

*Subsequent Events* – Events subsequent to the balance sheet date have been evaluated for inclusion in the accompanying Statement of Financial Condition through the issuance date.

## 3.  RELATED PARTIES AND OTHER MATTERS

Certain officers of the Company are also officers of Janus Henderson Investors US LLC, its subsidiaries, and of the mutual funds distributed by the Company.

Accounts receivable represents amounts owed to the Company by the mutual funds for distribution fees and by the ETN issuers for marketing fees. Additionally, accounts receivable includes $1,249 of intercompany receivables under the intercompany services agreement with Janus Henderson Investors US LLC and other affiliates. Accounts payable and other accrued liabilities includes $96 of intercompany payables to other affiliates.

Janus Henderson Investors US LLC has agreed to make capital contributions to the Company to the extent required to maintain net capital. See Note 4 – Net Capital Requirement.

## 4.  NET CAPITAL REQUIREMENT

As a broker and dealer registered with the SEC, the Company is required to maintain minimum net capital, as defined in Rule 15c3-1 of the Securities Exchange Act of 1934, equivalent to 6-2/3% of aggregate indebtedness, as defined, or $5, whichever is greater. At December 31, 2022, the Company had net capital of $8,325 which exceeds the required amount by $7,882. The Company's ratio of aggregate indebtedness to net capital was 0.8 to 1.

Computation for determination of reserve requirements and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not included in the Supplemental Schedules H & I, as the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

## 5.  CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable. Management believes that risk of credit loss associated with its accounts receivable is significantly reduced based on the nature of the receivables. The majority of accounts receivable is settled by payment from the assets of the mutual funds. As such, the Company believes it is not exposed to significant credit risk.

6.  **GUARANTEES, COMMITMENTS AND CONTINGENCIES**

The Company may enter into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to the indemnification clauses of these contracts and expects the risk of loss from such causes to be remote.

The Company or Group is periodically involved in various legal proceedings and other regulatory matters. Based on information currently available, management believes that it is probable that the ultimate outcome of matters that are pending or threatened will not have a material effect on the Company's financial condition.

7.  **FINANCIAL INSTRUMENTS**

Accounting standards establish a framework for measuring fair value by creating a hierarchy for observable independent market inputs and unobservable market assumptions and expands disclosures about fair value measurements. Considerable judgment may be required in interpreting market data used to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value. The valuation hierarchy contains three levels:

o  Level 1 – Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets.

o  Level 2 – Valuation inputs are quoted market prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets, and other observable inputs directly or indirectly related to the asset or liability being measured.

o  Level 3 – Valuation inputs are unobservable and significant to the fair value measurement.

The following is a summary of the Company's financial assets as of December 31, 2022, that are accounted for at fair value on a recurring basis by level in accordance with the fair value hierarchy (in thousands):

|  | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| **ASSETS** | | | | |
| Cash and cash equivalents: | | | | |
| Money market funds | $ 14,006 | $ - | $ - | $ 14,006 |
| Total assets | $ 14,006 | $ - | $ - | $ 14,006 |

There are no financial assets or liabilities that are accounted for at fair value on a nonrecurring basis as of December 31, 2022.

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